[redacted]

14046778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

SEC FILE NUMBER
8 - 39048

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prager & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1000
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Leanse — (415) 403 - 1914
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, 5th Floor	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

*AB 3/12

DD 4/2/14

OATH OR AFFIRMATION

I, Lloyd Leanse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prager & Co., LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director/CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGER & CO., LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 2014, by
Date Month Year
(1) Lloyd Leanse,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) ——,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

ALISA C. DAVIS
Commission # 2019508
Notary Public - California
San Francisco County
My Comm. Expires Apr 24, 2017

Signature Alisa C. Davis
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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PRAGER & CO., LLC

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-10

Rothstein Kass
Powered by Trust™

9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
310.273.2770
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To: Prager & Co., LLC

We have audited the accompanying statement of financial condition of Prager & Co., LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Prager & Co., LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 26, 2014

PRAGER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash and cash equivalents		
Cash	$	644,635
Cash on deposit with clearing broker-dealer		2,788,495
Total cash and cash equivalents		3,433,130
Receivables from brokers and dealers		101,278
Securities owned, at fair value (Note 2)		666,421
Client fees receivable, net of allowance for doubtful accounts of $15,000 (Note 9)		1,280,604
Related party receivables (Note 5)		1,383,049
Office facilities and equipment, net (Note 3)		826,953
Prepaid expenses and lease deposits		396,690
Deferred lease income (Note 13)		313,240
Other assets		121,071
	$	8,522,436
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	416,599
Securities sold, not yet purchased, at fair value (Note 2)		90,585
Deferred lease expense (Note 13)		769,718
Deferred revenues		594,583
Bank loan and line of credit outstanding (Note 14)		1,525,000
Total liabilities		3,396,485
Members' capital		5,125,951
	$	8,522,436

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Prager & Co., LLC (formerly Prager, Sealy & Co., LLC), ("the Company") a Delaware Limited Liability Company, was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Company is an investment banker and securities broker-dealer specializing in fixed income securities, with primary offices in San Francisco and New York. The sole managing member of the Company is Prager Management Co., LLC, ("PMCo") a Delaware Limited Liability Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the Municipal Securities Rulemaking Board ("MSRB").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2014. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and cash on deposit with its clearing broker dealer to be cash equivalents.

Valuation of Securities - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The category includes municipal fixed income securities quoted prices.

1. Summary of significant accounting policies (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities for which there is a limited market or whose market quotations are not readily available are valued at estimated fair value as determined in good faith by the Company. The Company considers relevant factors, including the type of security, marketability, cost, coupon interest rate, yield, maturity, restrictions on disposition, credit quality, the ability of the issuer to continue scheduled interest payments and fulfill its obligation to bondholders and lastly, quotations from other market participants. For positions where quotations are available and considered to be reliable, the valuation is determined from the best and most consistent representation within the range of reliable quotations and having considered other relevant factors.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities Owned, at Fair Value

Securities owned, at fair value include securities owned consisting of municipal bonds, treasury bills, and futures and options contracts. The Company uses prices obtained from independent third-party pricing services to measure the fair value of these securities. The Company validates prices received from the pricing services using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in material differences in the recorded amounts.

Securities owned are valued at market and unrealized gains and losses are reflected in the statement of operations. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

1. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Financial Advisory and Investment Banking Revenues

Financial advisory and investment banking revenues are recorded as services are provided and in accordance with the terms of the related agreements.

Securities owned, at fair value may include fixed-income securities received in connection with investment banking services.

Office Facilities and Equipment

Office facilities and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	**Useful Life**	**Depreciation Method**
Computerized office equipment	3-5 years	Straight-line
Computer software	3 years	Straight-line
Furniture, fixtures, and equipment	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2013, the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Underwriting Revenues

Underwriting revenues, including management fees and sales concessions, net of expenses, are generally recognized upon completion of the Company's obligations related to each transaction and when collection is reasonably assured.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets (at fair value)				
Investments in securities				
San Francisco municipal bond	$ -	$ 116,517	$ -	$ 116,517
Treasury bills	549,904	-	-	549,904
Total investments in securities	$ 549,904	$ 116,517	$ -	$ 666,421
Liabilities (at fair value)				
Securities sold short				
Municipal bond	$ -	$ (90,585)	$ -	$ (90,585)
Total securities sold short	$ -	$ (90,585)	$ -	$ (90,585)

3. Office facilities and equipment

Details of office facilities and equipment at December 31, 2013 are as follows:

Computerized office equipment	$ 756,402
Computer software	463,926
Furniture, fixtures, and equipment	497,760
Leashold improvements	1,275,709
	2,993,797
Less accumulated depreciation and amortization	2,166,844
Office facilities and equipment - net	$ 826,953

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). Under the alternative method permitted by the Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2 percent of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2013, the Company's net capital was $792,163 which was $542,163 in excess of its minimum requirement of $250,000.

5. Related party transactions

The Company has an agreement with the managing member, PMCo, under which PMCo performs certain functions relating to the management of the Company. Fees charged for such services totaled $1,053,383 during the year ended December 31, 2013 and such expenses are recorded as management fee expense on the Company's financial statements.

At December 31, 2013, the Company has a receivable from PMCo in the amount of $526,586 which represents noninterest bearing advances made by the Company to PMCo and certain expenses that were paid on behalf of PMCo.

At December 31, 2013, the Company has a receivable from certain members in the amount of $749,999 for funds advanced to these members prior to December 31, 2011. The advances are non-interest bearing and are not documented by formal agreements.

6. Members' capital

Under the limited liability company agreement, certain capital contributions of approximately $550,000 from certain non-managing members are maintained to provide sufficient regulatory net capital for the Company's underwriting business. This capital may be withdrawn by such members upon six months' prior written notice, as long as the withdrawal would not create a deficiency in the Company's net capital. Interest earned on these assets is paid to such non-managing members. Through December 31, 2013, approximately $22,000 was incurred in interest expense associated with this arrangement. Also, substantially all non-managing members receive annual payments equal to a percentage of their average capital balance, as defined. Such contractual payments are included in expenses in accordance with the limited liability company agreement.

The limited liability company agreement provides for distributions and net income to be allocated between non-managing and managing members on a pro rata ownership basis. Allocations of net losses are made first to certain non-managing members, then to the managing member on a pro rata basis.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company.

In addition, the receivables from brokers and dealers are pursuant to these clearance agreements and include a clearing deposit of $100,000.

7. Off-balance sheet risk (continued)

During the normal course of business the Company may sell securities that it has not yet purchased, which represent obligations to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

In the normal course of business, the Company enters into underwriting commitments. There were no underwriting commitments open as of December 31, 2013.

From time to time, the Company may enter into financial futures and option contracts intended to hedge proprietary securities positions. As of December 31, 2013, the Company had no such open contracts.

8. Due to clearing broker dealer

The due to clearing broker dealer is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Pershing LLC. Interest is charged at the clearing broker's call rate.

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the year ended December 31, 2013, approximately 69 percent of the Company's revenues were from financial advisory services. Amounts due from these clients of $1,280,604 as of December 31, 2013 consisted of $237,089 billed and outstanding and $1,043,515 accrued and not billed. These amounts are included in Client fees receivables on the accompanying statement of financial condition.

10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Employee benefit plan

The Company maintains a qualified employee 401(k) plan. The plan is self-administered and may be altered or terminated at any time by the Company. The Company matches certain employee contributions. Contributions by the Company to the plan are determined by management within Federal tax limits. As of December 31, 2013, the Company recorded approximately $50,606 as estimated matching contributions and included in Accounts payable and accrued expenses on the accompanying statement of financial condition.

12. Commitments and contingencies

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if a claimant seeks unspecified damages, or when examinations or proceedings are at an early stage.

13. Lease arrangements

The Company has various lease arrangements for office space under non-cancelable operating lease agreements through May 2020. Gross rent expense under these agreements for the year ended December 31, 2013 was approximately $1,340,000.

The Company also has various sub-lease arrangements under non-cancelable operating lease agreements whereby the Company sub-lets its office space in San Francisco to related and unrelated parties through August 2019. Rent expense for the year ended December 31, 2013 was approximately $850,000, net of sub-lease rent income of approximately $536,000, and is included in occupancy and equipment in the accompanying statement of operations.

The Company recognizes rent expense, including scheduled rent increases, and rental income from sub-lessees on a straight-line basis over the lease term pursuant to generally accepted accounting principles.

Future annual gross payments and receivables under these arrangements are as follows:

Year Ending December 31,	Rent Payment Obligations	Rent Collectible
2014	$ 1,432,591	$ 666,943
2015	1,454,672	681,664
2016	1,490,443	644,065
2017	1,522,303	552,574
2018	1,544,384	562,931
Thereafter	1,190,032	331,901
Total	$ 8,634,425	$ 3,440,078

14. Lines of credit and bank loans outstanding

The Company maintains a line of credit with its fully-disclosed clearing broker-dealer in the amount of $50,000,000 for the purpose of financing its securities owned. Interest on this facility is assessed at the clearing broker's call rate. The average rate during the year ended December 31, 2013 was approximately 1.95 percent. The average outstanding balance on this line during the year ended December 31, 2013 was approximately $80,000. There was an outstanding balance of $93,020 for securities sold short on December 31, 2013. The securities owned by the Company and held at its clearing broker are used to collateralize the outstanding balance.

14. Lines of credit and bank loans outstanding (continued)

The Company has an operating line of credit totaling $1,000,000 with a bank under which it borrows from time to time for general operating purposes at the prime rate, with an interest rate tied to the bank's prime rate. The Company had an average outstanding balance of approximately $250,000 on this line of credit during the year ended December 31, 2013. The outstanding balance on December 31, 2013 under this facility was $175,000.

In addition, the Company had a term loan from a bank in the amount of $1,500,000 with an annual interest rate of 2.75% plus the one month LIBOR rate as quoted by the bank. Principal is payable in quarterly installments and the outstanding balance at December 31, 2013 was $1,350,000.

15. Recent regulatory developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is an SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.